November 5, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied Digital Corporation
Registration Statement on Form S-1
File No. 333-282044

Ladies and Gentlemen:

Applied Digital Corporation (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Company’s Registration Statement on Form S-1 (File No. 333-282044), filed with the Securities and Exchange Commission (“SEC”) on September 11, 2024, together with all exhibits thereto (the “Registration Statement”), be withdrawn effective immediately. The Registration Statement was declared effective on September 23, 2024, but no securities of the Company were sold pursuant to the Registration Statement.

The Company is seeking withdrawal of the Registration Statement as the Company filed a replacement Registration Statement on Form S-1 (File No. 333-282782) with the SEC on October 23, 2024, which was declared effective by the SEC on November 4, 2024, to register all securities required by the transaction documents described therein. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

It is the Company’s understanding that this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this request will not be granted.

Please call Steven Siesser of Lowenstein Sandler LLP at (212) 204-8688 with any questions.

Sincerely,

APPLIED DIGITAL CORPORATION

By:	/s/ Saidal Mohmand
Name:	Mohammad Saidal L. Mohmand
Title:	Chief Financial Officer

Cc:	Steven Siesser, Lowenstein Sandler LLP